arena®

01.

COMPANY OVERVIEW

Arena Music is an on-demand merchandise storefront that leverages a free music-streaming service to help artists monetize their music and exclusive content.

Arena is the first and only **music streaming storefront** built on the concept of **Fair Pay. Free Play.**™ Arena Music also pays independent artists 6x more per-stream than what we're legally required to pay major label artists — by choice.



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02.

ARENA MISSION

Arena helps musicians monetize their content in an industry where consumers no longer buy music to own.




03.
ARENA
VISION
Fair pay to artists.
Free play for listeners.

04.

CURRENT TRACTION

803
ARTISTS & LABELS

714k+
ACTIVE FANS & LISTENERS

3.5M
SONG LIBRARY

$0
SPENT ON ADVERTISING

V1.0

FEBRUARY 2018
OFFICIAL LAUNCH OF VERSION 1.0

FUNCTIONING BETA
BETWEEN JAN '14 & JAN '18

05.

PROBLEM SOLUTION

Music subscription services view artists and labels as content farms, rather than collaborative contractors. Arena Music is the blueprint for artists seeking direction in today's music economy.

MUSIC SUBSCRIPTION SERVICES

- Spotify & Pandora pay artists fractions of a penny, per stream

  $0.003 - $0.006

- No additional revenue options for artists.

PALTRY ARTIST PAYOUT

ARENA'S MERCHANDISE STOREFRONT

- Fair pay to artists. Free play to listeners.

  $0.01 per stream
  85% payout on music sales
  50% payout on merchandise

- Additional revenue streams via merchandise sales.

UNLIMITED EARNINGS POTENTIAL

06.

PROBLEM SOLUTION

No paid subscription platform in existence has ever turned a profit. Arena leverages music as a loss leader to redirect consumer interest in bundled music & merchandise offerings.

FAILING SUBSCRIPTION MODEL

- ALL subscription based platforms are financed by the major labels; by default, they receive the lion's share of subscription revenues.
- Despite billions of dollars of investment, Pandora & Spotify have never posted a single profitable month.

MERCHANDISE IS KING

- Today's music consumers do not buy music to own.
- Streaming users often terminate their accounts after the free-trial.
- Artists generate more per transaction on Arena than from a full album download on iTunes

ARENA'S CURRENT REVENUE IS $3.3M. USAGE & ADOPTION RATES WILL BE MET IN FIRST YR.

ARENA IS NEITHER FINANCED BY OR PARTNERED WITH ANY MAJOR LABEL.

07.

ARENA IS FOR ALL MUSIC FANS


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Non-interactive Playlist(Non-subscription based) - Major label content is streamed with limited playback functions.

On-demand streaming
Independent content is streamed with full playback functions.

Lossless Audio Streaming Subscription -
Consumers would pay a monthly subscription fee to receive lossless CD quality 1411kbps audio through the Arena Music platform.

Listen to Own™ (LTO) -
Arena awards listeners credits for simply using the service. Credits can be used to purchase music or merchandise on the Arena platform

Arena Music Club -
For a one-time yearly payment, users get unlimited lossless-audio streaming and their choice of an Arena branded T-shirt monthly in addition to exclusive product offerings

Listeners can suggest new content to load or request a custom playlist and Arena will create it.

08.

BUSINESS MODEL

In addition to on-demand merchandise sales, Arena's diversified revenue streams allow it manage industry down turns and competitive backlash.

1. On Demand & Bulk Apparel Printing
2. Artist set-up & Design Service Fees
3. In-app Advertising & Playlist Insertions
4. Contract Sewing & Production Services



MUSIC IS EVERYBODY'S POSSESSION
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09.

BUSINESS MODEL

By offering free music streaming and the highest royalty payouts to artists, Arena is able to convert listeners into merchandise customers while artists willingly promote Arena to their fans.

1. Apparel Printing & Sales

- On-demand printing capabilities allow production and fulfillment of any one-off merchandise order.
- Arena artists have access to dozens of merchandising options that require no upfront production cost or inventory requirements.
- Average net profit margin of Merchandise: **66%.**
- Average net profit margin for Arena branded merchandise: **75%**


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By Arena
For a limited time only, our band T-Shirts have
been designed by Coleen at Hope™ in
collaboration with design by build in London. Get

Arena's Vision:
Through this business model, Arena provides value to both the company and artist.

10.

BUSINESS MODEL

In addition to on-demand merchandise sales, Arena's diversified revenue streams allow it manage industry down turns and competitive backlash.

1. On Demand & Bulk Apparel Printing
2. *Artist set-up & Design Service Fees*
3. In-app Advertising & Playlist Insertions
4. Contract Sewing & Production Services

Arena requires a one-time setup fee for each item sold on the platform.

- Setup fees can be recouped from first sales for an additional 25% charge.
- Design and Creative Services are available options for artists
- Average profit margin for fees is 95%.

11.

BUSINESS MODEL

In addition to on-demand merchandise sales, Arena's diversified revenue streams allow it manage industry down turns and competitive backlash.

1. On Demand & Bulk Apparel Printing

2. Artist set-up & Design Service Fees

3. *In-app Advertising & Playlist Insertions*

4. Contract Sewing & Production Services

Arena artists and labels have an opportunity to promote their music in order to expand reach and earnings potential.

- Impressions on Arena's mobile apps and desktop versions are available for purchase
- Audio bumpers can be purchased to introduce a track, album or artist
- Arena can insert content into relevant genre and user playlists

12.

BUSINESS MODEL

In addition to on-demand merchandise sales, Arena's diversified revenue streams allow it manage industry down turns and competitive backlash.

1. On Demand & Bulk Apparel Printing
2. Artist set-up & Design Service Fees
3. In-app Advertising & Playlist Insertions
4. *Contract Sewing & Production Services*

Arena Merchandising is a reliable turn-key product development and production collective that manages the needs of both small scale and enterprise level contract cut and sew services and soft good design.

- Time study, prototyping, Design.
- Contract cut & sew
- Bulk materials cutting

13.

OUTSIDE-INDUSTRY REVENUES

In addition to providing on-demand and bulk apparel printing services for the North American music industry, Arena provides contract cut & sew and prototyping services for other verticals. **Diversified revenue streams provide Arena with flexibility in navigating industry trends & politics.**

On-demand and bulk apparel printing for national brands, team sports, charities, non-profits and other non-music based businesses

Contract Cut & Sew, Prototyping and Time Studies for the tactical, outdoor, auto/marine, sports and medical industries



Arena also provides additional contract services including but not limited to: industrial embroidery, dye sublimation, laser cutting, bulk material cutting and woven label production.

14.

COMPETITIVE LANDSCAPE

Subscription Platforms | Merchandise Platforms

Arena's competitors operate within two entirely different industries.
The Company has merged together to create a separate and independent artist controlled ecosystem: The music broadcast industry and the soft-good merchandising industry.

Arena uniquely combines free music streaming to powered by outside industry revenues to produce a more sustainable business model that can not be replicated by subscription platforms.

pandora® Spotify® bandcamp

15.

COMPETITIVE LANDSCAPE

Subscription Platforms | Merchandise Platforms

pandora

Streaming platform introduces users to new music. Allows for station customization. Current leader.

- 250M Registered Users
- 81.5M Monthly Users
- 3.3M Paid Subscribers
- 30M Songs

-$343M PROFIT LOSS IN 2017

80% REVENUE FROM ADVERTISING

$1.38B REVENUE IN 2016

Spotify

Streaming platform has vast array of songs. Users can choose playlists and entire albums.

- 140M Registered Users
- 70M Paid Subscribers
- 30M Songs

-$539M PROFIT LOSS IN 2016

90% REVENUE FROM SUBSCRIPTION

$2.93B REVENUE IN 2016

The world's most used subscription based platforms consistently report losses quarter after quarter. Revenues from advertising and/or subscription will never counter-balance the cost of blanket music licensing. These failing business models suggest that music subscription services are where musicians go to die.

16.

COMPETITIVE LANDSCAPE

Subscription Platforms | Merchandise Platforms

As a merchandising and consumer good platform, **Bandcamp is Arena's closest comparison**. The company does not drive traffic through streaming, however.

bandcamp

Direct-to-fan platform for independent artists to monetize their digital items and physical goods.

- -Revenue Share model
- -Pays-out 80-85%to artists
- - 3x Annual user growth

$270M+ TOTAL PAID TO ARISTS

3.5K+ ARTISTS

$218M REVENUE

COMPETITIVE ADVANTAGE

ADOPTION RATE ACHIEVED WITHIN	CURRENT REVENUE	CURRENT DEBT	POWERED BY
NEXT 6 MO.	$3.3M	$0	MERCHANDISE SALES

17.

SALES AND MARKETING

During development, Arena Music recruited over 803 artists and labels to use the platform which converted over 700,000 fans into 310,000 active Arena listeners. Arena Music leverages three primary drivers that have grown the platform's content library and listener base:



ARENA ARTIST

ARENA LISTENER

ARENA BRAND

THE ARTIST

SALES AND MARKETING

Because Arena pays the highest rates in the word for music streams and merchandise sales, artists are motivated to promote their Arena profiles to fans as their **preferred destination for purchases.**

Average Artist Attracts	Artist's Ideal Fan Base	Current Active Listeners
635 NEW USERS	2K-5K EXISTING FANS	714K+ BASED ON THIS MODEL ALONE



Artists become brand ambassadors who willingly promote Arena to their fans.

19.

THE LISTENER

SALES AND MARKETING



Arena has focused on artist recruitment in order to drive awareness to Arena’s free streaming service. As Arena grows, there will be a need to expand its user base **beyond the fans of our indepdent artist clients.**

Growth Achieved Through:

- **DIGITAL & TRADITIONAL MEDIA**
- **LISTEN TO OWN™ REWARDS PROGRAM**
- **WORD OF MOUTH ADVERTISTING**



THE BRAND

SALES AND MARKETING

Arena Music's marketing strategy will include the promotion and marketing of Arena itself. Arena wants to become a recognizable name and the first choice for every independent artist with plans for releasing new content.


arena

Growth Achieved Through:

- **PR EFFORTS**
- **EVENT MARKETING**
- **THOUGHT LEADERSHIP**



EXECUTIVE TEAM



DAMON EVANS, Founder & CEO

After beginning his career in the music industry in 1996, in 2000 he opened **101 Distribution**, a music consulting firm. He added physical and online distribution services after securing 101's first vendor account with Transworld Entertainment in 2001. **Mr. Evans** expanded the reach of 101 with product placements in Best Buy, Target, WalMart and international chain stores. 101 Distribution began aggregating content to digital storefronts like iTunes, eMusic, and Amazon in 2003.



JOHN CHIPPS-HARDING, CTT

Mr. Chipps-Harding has over 18 years industry experience in disciplines ranging from IA/UX Design to Game Development and even as far as Bespoke Hardware and iOS Apps. John first started at an agency based in Berkshire UK working on multimedia presentations and websites using Adobe Flash. After this, he set up a company to help clients with digital strategy, branding and digital services. Clients included Panasonic, Motorola, HTC and Pfizer. The majority of this work was B2B. He sought a new challenge building consumer facing projects and moved to a London agency named +rehabstudio.


Fair Pay. Free Play.
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